FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of the following increases in interests in American Depositary Shares (ADSs) of GlaxoSmithKline plc purchased at a price of $47.617 per ADS, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 4
October
2012.

Director/PDMR	Number of ADSs	Connected Person	Number of ADSs
Dr M M Slaoui	670.314	Dr K Slaoui	11.992
Mrs D P Connelly	325.451	-	-
Mr W C Louv	283.937	-	-
Dr D Pulman	419.750	-	-
Mr D E Troy	167.801	-	-

The Company was advised of this information on 10 October 2012.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

11 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 11, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc